

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Jian Zhang
Chairman and Chief Executive Officer
Distoken Acquisition Corporation
Unit 1006, Block C, Jinshangjun Park
No. 2 Xiaoba Road, Panlong District
Kunming, Yunnan, People's Republic of China

      Re: Distoken Acquisition Corporation
          Amendment No. 6 to Registration Statement on Form S-1
          Filed April 25, 2022
          File No. 333-248822

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1 filed April 25, 2022

General

1. We reissue prior comment 10 with respect to your disclosure on page 7, which continues to indicate that EarlyBirdCapital will serve underwriter of this offering.

2. We note your revisions in response to our comments, stating that you will not acquire a target business located in China that utilizes a VIE structure. This language implies that the post-combination structure could involve use of a VIE structure. If so, revise to address this possibility and the related risks and other disclosure considerations in our comments as well as the applicable comments in the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021. If not,

revise to state so directly. Please also revise to remove the geographic carve-out of Hong Kong and Macau from the definition of China and revise your document consistent with those revisions.

3. Please state clearly where the trust assets will be located.

4. Given the risks of doing business in the PRC, please revise the cover page to disclose that you, your sponsor, and the majority of your executive officers and directors being located in China may make you a less attractive partner to target companies than a non-PRC or non-Hong Kong based SPAC, which may therefore make it more likely for you to consummate a business combination in the PRC.

Capitalization, page 86

5. We note that you are offering 5,000,000 Class A ordinary shares as part of your initial public offering of units for a value of $50,000,000, however, the amount reflected on your capitalization table only shows Class A ordinary shares of $43,320,000 subject to redemption. In this regard, the full value of shares subject to redemption should be reflected in accordance with ASC 480-10-S99-3A. Please revise accordingly. Your Summary Financial Data on page 22 should be similarly revised.

Exhibits

6. Please refer to Exhibit 5.1. Please file an opinion that does not include inappropriate assumptions, such as those that "assume away" the issue on which counsel is opining. We note, for example, paragraph 2.11.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard I. Anslow, Esq.